UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

YANDEX N.V

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N97284108

1.	Name of reporting person BC & B Holdings B.V.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – The Netherlands
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 22,512,949
	6.	Shared voting power: 0
	7.	Sole dispositive power: 22,512,949
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 22,512,949[1]
10.	Check if the aggregate amount in Row (9) excludes certain shares
11.	Percent of class represented by amount in Row (9): 8.28%[2]
12.	Type of reporting person: CO

[1]	Includes 19,546,735 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Includes 19,250 Class A shares that are subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days of the date hereof. The options were granted by Yandex effective on the closing of Yandex’s initial public offering in May 2011, and vest over a four year period. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. BC&B is 100% owned by Strickland Holdings Limited, a Cyprus registered limited liability company (“Strickland”). 52.35% of the share capital of Strickland is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of Strickland is held by Baring Vostok Nominees Limited (“BVNL”), 23.76% of the share capital of Strickland is held by Dehus Dolmen Nominees Limited (“DDNL”). Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between CHNL, BVNL and DDNL, which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. CHNL, therefore, has the right to control the voting and disposition of 1,542,750 Class A shares and 10,232,812 Class B shares held by BC&B, BVNL therefore has the right to control the voting and disposition of 703,961 Class A shares and 4,669,263 Class B shares held by BC&B, DDNL therefore has the right to control the voting and disposition of 700,252 Class A Shares and 4,644,661 Class B shares held by BC&B.

[2]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 19,250 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Strickland Holdings Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Cyprus
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 22,512,949
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 22,512,949
9.	Aggregate amount beneficially owned by each reporting person: 22,512,949[3]
10.	Check if the aggregate amount in Row (9) excludes certain shares
11.	Percent of class represented by amount in Row (9) 8.28%[4]
12.	Type of reporting person: CO

[3]	Shares held of record by BC&B. See footnote 1, above.
[4]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 19,250 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Chouet Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 11,785,640
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 11,785,640
9.	Aggregate amount beneficially owned by each reporting person: 11,785,640[5]
10.	Check if the aggregate amount in Row (9) excludes certain shares X6
11.	Percent of class represented by amount in Row (9): 4.49%[7]
12.	Type of reporting person: CO

[5]	Shares held of record by BC&B. See footnote 1, above.
[6]	Excludes 10,727,309 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Chouet Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[7]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 10,078 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Private Equity Fund
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 11,785,640
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 11,785,640
9.	Aggregate amount beneficially owned by each reporting person: 11,785,640[8]
10.	Check if the aggregate amount in Row (9) excludes certain shares X9
11.	Percent of class represented by amount in Row (9): 4.49%[10]
12.	Type of reporting person: PN

[8]	Shares held of record by BC&B. See footnote 1, above.
[9]	Excludes 10,727,309 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[10]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 10,078 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Fund Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 11,785,640
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 11,785,640
9.	Aggregate amount beneficially owned by each reporting person: 11,785,640[11]
10.	Check if the aggregate amount in Row (9) excludes certain shares X12
11.	Percent of class represented by amount in Row (9): 4.49%[13]
12.	Type of reporting person: CO

[11]	Shares held of record by BC&B. See footnote 1, above.
[12]	Excludes 10,727,309 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[13]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 10,078 Class A shares that are subject to an option that is currently exercisable . It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Fund (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 11,785,640
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 11,785,640
9.	Aggregate amount beneficially owned by each reporting person: 11,785,640[14]
10.	Check if the aggregate amount in Row (9) excludes certain shares X15
11.	Percent of class represented by amount in Row (9): 4.49%[16]
12.	Type of reporting person: PN

[14]	Shares held of record by BC&B. See footnote 1, above.
[15]	Excludes 10,727,309 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[16]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 10,078 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 5,377,822
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,377,822
9.	Aggregate amount beneficially owned by each reporting person: 5,377,822[17]
10.	Check if the aggregate amount in Row (9) excludes certain shares X18
11.	Percent of class represented by amount in Row (9): 2.09%[19]
12.	Type of reporting person: CO

[17]	Shares held of record by BC&B. See footnote 1, above.
[18]	Excludes 17,135,127 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[19]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,598 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Private Equity Fund III
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 5,377,822
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,377,822
9.	Aggregate amount beneficially owned by each reporting person: 5,377,822[20]
10.	Check if the aggregate amount in Row (9) excludes certain shares X21
11.	Percent of class represented by amount in Row (9): 2.09%[22]
12.	Type of reporting person: PN

[20]	Shares held of record by BC&B. See footnote 1, above.
[21]	Excludes 17,135,127 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund III disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[22]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,598 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Fund III Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 5,377,822
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,377,822
9.	Aggregate amount beneficially owned by each reporting person: 5,377,822[23]
10.	Check if the aggregate amount in Row (9) excludes certain shares X24
11.	Percent of class represented by amount in Row (9): 2.09%[25]
12.	Type of reporting person: CO

[23]	Shares held of record by BC&B. See footnote 1, above.
[24]	Excludes 17,135,127 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[25]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,598 Class A shares that are subject to an option that is currently exercisable . It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Fund III (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 5,377,822
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,377,822
9.	Aggregate amount beneficially owned by each reporting person: 5,377,822[26]
10.	Check if the aggregate amount in Row (9) excludes certain shares X27
11.	Percent of class represented by amount in Row (9): 2.09%[28]
12.	Type of reporting person: PN

[26]	Shares held of record by BC&B. See footnote 1, above.
[27]	Excludes 17,135,127 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[28]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,598 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Dehus Dolmen Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 5,349,487
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,349,487
9.	Aggregate amount beneficially owned by each reporting person 5,349,487[29]
10.	Check if the aggregate amount in Row (9) excludes certain shares X30
11.	Percent of class represented by amount in Row 9: 2.08%[31]
12.	Type of reporting person: CO

[29]	Shares held of record by BC&B. See footnote 1, above.
[30]	Excludes 17,163,462 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Dehus Dolmen Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[31]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,574 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No. N97284108

1.	Name of reporting person Baring Vostok Private Equity Fund IV
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 5,349,487
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,349,487
9.	Aggregate amount beneficially owned by each reporting person: 5,349,487[32]
10.	Check if the aggregate amount in Row (9) excludes certain shares X33
11.	Percent of class represented by amount in Row (9): 2.08%[34]
12.	Type of reporting person: PN

[32]	Shares held of record by BC&B. See footnote 1, above.
[33]	Excludes 17,163,462 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund IV disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[34]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,574 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No N97284108

1.	Name of reporting person Baring Vostok Fund IV Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 5,349,487
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,349,487
9.	Aggregate amount beneficially owned by each reporting person: 5,349,487[35]
10.	Check if the aggregate amount in Row (9) excludes certain shares X36
11.	Percent of class represented by amount in Row (9): 2.08%[37]
12.	Type of reporting person: CO

[35]	Shares held of record by BC&B. See footnote 1, above.
[36]	Excludes 17,163,462 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[37]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,574 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

CUSIP No N97284108

1.	Name of reporting person Baring Vostok Fund IV (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 5,349,487
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 5,349,487
9.	Aggregate amount beneficially owned by each reporting person: 5,349,487[38]
10.	Check if the aggregate amount in Row (9) excludes certain shares X39
11.	Percent of class represented by amount in Row (9): 2.08%[40]
12.	Type of reporting person: PN

[38]	Shares held of record by BC&B. See footnote 1, above.
[39]	Excludes 17,163,462 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[40]	Based on 252,215,907 Class A Shares being the outstanding Class A Shares as of September 30, 2013, as disclosed on the Issuer’s Report on Form 6-K dated December 10, 2013, plus 4,574 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such reporting person’s Class B Shares held as at December 31, 2013 into Class A Shares.

Item 1(a)	Name of Issuer:

YANDEX N.V.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

Item 2(a)	Name of Person Filing:

1) BC & B Holdings B.V.

2) Strickland Holdings Limited

3) Chouet Nominees Limited

4) Baring Vostok Nominees Limited

5) Dehus Dolmen Nominees Limited

6) Baring Vostok Private Equity Fund

7) Baring Vostok Private Equity Fund III

8) Baring Vostok Private Equity Fund IV

9) Baring Vostok Fund Managers Limited

10) Baring Vostok Fund III Managers Limited

11) Baring Vostok Fund IV Managers Limited

12) Baring Vostok Fund (GP) L.P.

13) Baring Vostok Fund III (GP) L.P.

14) Baring Vostok Fund IV (GP) L.P.

Item 2(b)	Address of Principal Business Office:

1) Laan Copes Van Cattenburch 52, The Hague, P7 2585, The Netherlands

2) 32 Kristis Street, Papachristoforou Building, 4th Floor, Limassol, Cyprus

3 – 14) 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL

Item 2(c)	Citizenship:

1) Dutch

2) Cyprus

3 – 14) Guernsey

Item 2(d)	Title of Class of Securities:

1) Class A Common Stock

Item 2(e)	CUSIP Number: N97284108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c) – See EXHIBIT A

(a) Amount beneficially owned:

See EXHIBIT A

(b) Percent of class:

See EXHIBIT A

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See EXHIBIT A

(ii) Shared power to vote or direct the vote:

See EXHIBIT A

(iii) Sole power to dispose or to direct the disposition:

See EXHIBIT A

(iv) Shared power to dispose or to direct the disposition:

See EXHIBIT A

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

SEE EXHIBIT B & C

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable

Signature.*

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2014

BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date: February 13, 2014

Strickland Holdings Limited

	Signature:	/s/ Maria Iasonos
	By:	Maria Iasonos, Director

Date: February 13, 2014

Chouet Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Baring Vostok Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Dehus Dolmen Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Baring Vostok Private Equity Fund

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited
As General Partner to
Baring Vostok Fund (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund III

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited
As General Partner to
Baring Vostok Fund III (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund IV

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited
As General Partner to
Baring Vostok Fund IV (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited
As General Partner

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate

Date: February 13, 2014

BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date: February 13, 2014

Strickland Holdings Limited

	Signature:	/s/ Maria Iasonos
	By:	Maria Iasonos, Director

Date: February 13, 2014

Chouet Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Baring Vostok Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Dehus Dolmen Nominees Limited

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Date: February 13, 2014

Baring Vostok Private Equity Fund

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited
As General Partner to
Baring Vostok Fund (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund III

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited
As General Partner to
Baring Vostok Fund III (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund IV

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited
As General Partner to
Baring Vostok Fund IV (GP) L.P.
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund Managers Limited
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund III Managers Limited
As General Partner

Date: February 13, 2014

Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Peter Touzeau
	By:	Peter Touzeau, Director

Baring Vostok Fund IV Managers Limited
As General Partner

EXHIBIT A

Item 4 – Ownership

		Class A Shares
(a)	Amount beneficially owned:
	BC& B Holdings B.V.	22,512,949
	Strickland Holdings Limited	22,512,949
	Chouet Nominees Limited	11,785,640
	Baring Vostok Nominees Limited	5,377,822
	Dehus Dolmen Nominees Limited	5,349,487
	Baring Vostok Private Equity Fund	11,785,640
	Baring Vostok Private Equity Fund III	5,377,822
	Baring Vostok Private Equity Fund IV	5,349,487
	Baring Vostok Fund Managers Limited	11,785,640
	Baring Vostok Fund III Managers Limited	5,377,822
	Baring Vostok Fund IV Managers Limited	5,349,487
	Baring Vostok Fund (GP) L.P.	11,785,640
	Baring Vostok Fund III (GP) L.P.	5,377,822
	Baring Vostok Fund IV (GP) L.P.	5,349,487

(b)	Percent of class
	BC& B Holdings B.V.	8.28%
	Strickland Holdings Limited	8.28%
	Chouet Nominees Limited	4.49%
	Baring Vostok Nominees Limited	2.09%
	Dehus Dolmen Nominees Limited	2.08%
	Baring Vostok Private Equity Fund	4.49%
	Baring Vostok Private Equity Fund III	2.09%
	Baring Vostok Private Equity Fund IV	2.08%
	Baring Vostok Fund Managers Limited	4.49%
	Baring Vostok Fund III Managers Limited	2.09%
	Baring Vostok Fund IV Managers Limited	2.08%
	Baring Vostok Fund (GP) L.P.	4.49%
	Baring Vostok Fund III (GP) L.P.	2.09%
	Baring Vostok Fund IV (GP) L.P.	2.08%

			Class A Shares
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:
		BC& B Holdings B.V.	22,512,949
		Strickland Holdings Limited.	0
		Chouet Nominees Limited	0
		Baring Vostok Nominees Limited	0
		Dehus Dolmen Nominees Limited	0
		Baring Vostok Private Equity Fund	0
		Baring Vostok Private Equity Fund III	0
		Baring Vostok Private Equity Fund IV	0
		Baring Vostok Fund Managers Limited	0
		Baring Vostok Fund III Managers Limited	0
		Baring Vostok Fund IV Managers Limited	0
		Baring Vostok Fund (GP) L.P.	0
		Baring Vostok Fund III (GP) L.P.	0
		Baring Vostok Fund IV (GP) L.P.	0
		Baring Vostok Manager Holding Limited (Guernsey)	0

	(ii)	Shared power to vote or to direct the vote:
		BC& B Holdings B.V.	0
		Strickland Holdings Limited.	22,512,949
		Chouet Nominees Limited	11,785,640
		Baring Vostok Nominees Limited	5,377,822
		Dehus Dolmen Nominees Limited	5,349,487
		Baring Vostok Private Equity Fund	11,785,640
		Baring Vostok Private Equity Fund III	5,377,822
		Baring Vostok Private Equity Fund IV	5,349,487
		Baring Vostok Fund Managers Limited	11,785,640
		Baring Vostok Fund III Managers Limited	5,377,822
		Baring Vostok Fund IV Managers Limited	5,349,487
		Baring Vostok Fund (GP) L.P.	11,785,640
		Baring Vostok Fund III (GP) L.P.	5,377,822
		Baring Vostok Fund IV (GP) L.P.	5,349,487

(iii)	Sole power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	22,512,949
	Strickland Holdings Limited	0
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	0
	Strickland Holdings Limited	22,512,949
	Chouet Nominees Limited	11,785,640
	Baring Vostok Nominees Limited	5,377,822
	Dehus Dolmen Nominees Limited	5,349,487
	Baring Vostok Private Equity Fund	11,785,640
	Baring Vostok Private Equity Fund III	5,377,822
	Baring Vostok Private Equity Fund IV	5,349,487
	Baring Vostok Fund Managers Limited	11,785,640
	Baring Vostok Fund III Managers Limited	5,377,822
	Baring Vostok Fund IV Managers Limited	5,349,487
	Baring Vostok Fund (GP) L.P.	11,785,640
	Baring Vostok Fund III (GP) L.P.	5,377,822
	Baring Vostok Fund IV (GP) L.P.	5,349,487

EXHIBIT B

Item 8 – Identification and Classification of Group

Consists of 2,946,964 Class A shares and 19,546,735 Class B shares held directly by BC&B Holdings B.V. (“BC&B”). Includes 19,250 Class A shares that are subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days of the date hereof. BC&B is 100% owned by Strickland Holdings Limited, a Cyprus registered limited liability company (“Strickland”). The shares of Yandex held by BC&B are beneficially owned in the following percentages: 23.89% by Baring Vostok Nominees Limited (“BVNL”); 23.76% by Dehus Dolmen Nominees Limited (“DDNL”) and 52.35% by Chouet Nominees Limited (“CHNL”).

Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL and CHNL which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. Therefore, BVNL, DDNL and CHNL, through the General Partners, may be deemed to have the right to control the voting and disposition of 2,946,964 Class A shares and 19,546,735 Class B shares held by BC&B. BVNL, DDNL and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVNL, DDNL and CHNL may be deemed members of a group with Strickland and BC&B by reason of the shareholders agreement. Such persons may also be deemed members of a group with each of the other Reporting Persons by reason of the relationships described below. Each of the Reporting Persons disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey)(“BVMHL”). BVMHL disclaims beneficial ownership of the shares beneficially owned or deemed beneficially owned by each of the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Persons. The business address of the Baring Vostok funds is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.